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                             March 21, 2024

       Domenic Dell   Osso, Jr.
       President and Chief Executive Officer
       Chesapeake Energy Corporation
       6100 North Western Avenue
       Oklahoma City, OK 73118

                                                        Re: Chesapeake Energy
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed February 29,
2024
                                                            File No. 333-277555

       Dear Domenic Dell   Osso, Jr.:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4

       Background of the Merger, page 82

   1. Please clarify your disclosure about the persons involved in negotiations or other activities. For
example, where the disclosure refers to the Southwestern or Chesapeake
                                                        Boards, or to
Southwestern and Chesapeake management teams, or to the executive management of either or
certain members of executive management of either, or to
                                                        advisors of such
bodies, please clarify which individuals in those bodies were present for the meeting or other
activity and/or which advisor was present.
 Domenic Dell   Osso, Jr.
FirstName
ChesapeakeLastNameDomenic
            Energy CorporationDell   Osso, Jr.
Comapany
March      NameChesapeake Energy Corporation
       21, 2024
March2 21, 2024 Page 2
Page
FirstName LastName
The Merger
Background of the Merger, page 82

2. We note your reference to synergies considered by each of the Boards of Chesapeake and
         Southwestern throughout the negotiation, and under the sections for "Recommendation"
         of the Chesapeake and Southwestern Boards' and their "Reasons for the Merger." If there are both "Chesapeake Management Synergies Estimates" disclosed on page 112 and
         "Southwestern Projections Synergies" referenced in its advisors fairness opinion and used in various analyses, please disclose which synergy projection each Board relied on in making its recommendation, and which synergy projections are used in the "Southwestern
         Pro Forma Forecasted Financial Information" on page 110.
Chesapeake Management Synergies Estimates, page 112

3. You disclose that Chesapeake management estimated capital synergies at an annual run-
         rate of $290 million and after-tax P&L synergies of $167 million (with an assumed annual cash tax rate of 13%), in each case phased-in 31% in 2024, 73% in 2025 and 100% in all years thereafter. Please discuss how these synergy projections compare to
         (i) disclosure on page 99 that Chesapeake believes that the Merger is expected to result in significant synergies of approximately "$400 million annually" and
(ii) slide 9 of the
         "Investor Presentation" from January 11, 2024 filed as Exhibit 99.1 to a Form 8-K on that same day by Southwestern which provides a breakdown of $400 million in annual pro forma synergies among "Corporate and Regional costs," "D&C Cost Savings," and "Other
         Operating and Capital Savings."
Opinion of Southwestern's Financial Advisor, page 123

4. We note that in rendering the opinion and performing its related financial analyses,
         Goldman Sachs discloses that it reviewed certain operating synergies projected by the management of Southwestern to result from the transaction (referred to in this section as
            Southwestern Projections Synergies   ). Such synergy projections
appear used in both the
         "Illustrative Discounted Cash Flow Analysis     Pro Forma Combined
Company" analysis
         and the "Illustrative Present Value of Future Share Price Analysis
Pro Forma
         Combined Company" analysis. Please disclose the Southwestern Projections Synergies shared with and used in various Goldman Sachs' analyses.
The Merger Agreement
Organizational Documents; Directors and Officers, page 146

5. You disclose on page 24 and elsewhere that directors of the combined company will be a mix of directors selected by Chesapeake and Southwestern and that management of
         Chesapeake following the completion of the Merger will include officers and other key employees from Chesapeake and Southwestern. Please revise to identify each person who will serve as a director or an executive officer of the combined company. With respect to each person who will serve as a director or executive officer of the registrant, please also
 Domenic Dell   Osso, Jr.
Chesapeake Energy Corporation
March 21, 2024
Page 3
       provide the information required by Item 19(a)(7) of Form S-4. To the extent that you intend to incorporate any such information by reference, we note that your registration statement incorporates by reference the Form 10-Ks for Chesapeake and Southwestern for the fiscal year ended December 31, 2023. Chesapeake's Form 10-K in turn incorporates by reference certain Part III information from a definitive proxy statement that you have not yet filed, and Southwestern's 10-K provides that the information required will be filed as an amendment to its Form 10-K within 120 days after the end of its fiscal year. If you intend to incorporate by reference the information required by Item 19(a)(7) of Form S-4, please be advised that we cannot accelerate the effective date of your registration statement until you and Southwestern Energy have either filed the definitive proxy statement or included the officer and director information in the Forms 10-K. For guidance, please refer to Question 123.01 of the Securities Act Forms Compliance and
       Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271
with any questions.



                                                           Sincerely,
FirstName LastNameDomenic Dell   Osso, Jr.
                                                           Division of
Corporation Finance
Comapany NameChesapeake Energy Corporation
                                                           Office of Energy &
Transportation
March 21, 2024 Page 3
cc:       Ryan Lynch
FirstName LastName